[Letterhead of Colonial Financial Services, Inc.]

November 20, 2012

Via Edgar and Email

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Sharon Blume, Assistant Chief Accountant

Re:	Colonial Financial Services, Inc.
Form 10-K for the period ended December 31, 2011
Filed March 29, 2012
Form 10-Q for the period ended June 30, 2012
Filed August 13, 2012
File No. 001-34817

Dear Ms. Blume:

This letter represents Colonial Financial Services, Inc.’s response to your comment letter dated October 17, 2012 (“Comment Letter”) with respect to the above-referenced filings.  In response to your letter, set forth below are your comments in italics followed by the Company’s responses.

June 30, 2012 Form 10-Q
Note 7. Loans and Allowance for Loan Losses, page 17

1.
On page 23, you disclose no allowance for loans losses related to loans individually evaluated for impairment with a recorded investment of $24 million and an unpaid principal balance of $29 million.  We also note your disclosure on page 23 related to your new charge-off policy on collateral-dependent loans.  Please tell us in detail and revise future filings to describe how you measure the amount of charge-off related to collateral-dependent loans.  For example, tell us whether you charge-off loans to the estimated fair value, to the unadjusted appraised value or to some other amount.  If you do not charge-off loans to the estimated fair value, please explain to us why you do not maintain an allowance for loan loss on collateral-dependent loans for the qualitative adjustment related to estimated liquidation expenses disclosed on page 31.

Response:

Impaired collateral-dependent loans are written down or charged-off to the estimated fair value.  The estimated fair value is based on an independent appraisal of the collateral less an estimate of liquidation expenses.  In management’s judgment, loans with junior liens and loans with collateral appraised using a cash flow analysis may not justify an estimate of liquidation expenses.

The following is our proposed disclosure to be included in future filings:  “The fair value of impaired collateral dependent loans is estimated using an appraisal of the collateral less estimated liquidation expenses or discounted cash flows for non-collateral dependent loans.  Those impaired loans not requiring a write-down represent loans for which the fair value of the collateral or expected repayments exceeds the recorded investment in such loans.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Three Months Ended June 30, 2012 and June 30, 2011 – Provision for Loan losses, page 40

2.	You disclose that you charged-off $3.0 million on commercial real estate loans due to reduced valuation upon re-appraisals of the underlying collateral during the three months ended June 30, 2012.

a.
Please tell us if you re-appraised all impaired commercial real estate loans during the quarter ended June 30, 2012.  If not, please provide us an analysis showing each impaired loan, the date of the most recent appraisal, the valuation per the appraisal and any qualitative factor used to estimate the value of the collateral.  Also, explain to us how the significant decrease in value from the updated appraisals was considered in assessing the fair value of impaired loans that did not get re-appraised.

b.
Please provide us a summary of the calculation of the allowance for loan loss on the non-impaired commercial real estate loan portfolio collectively evaluated for impairment at June 30, 2012 ($927 thousand).  Please tell us in detail and revise future filings to explain how the significant charge-off’s were incorporated in and impacted your calculation at June 30, 2012.  Also, explain why the allowance as a percentage of the total collectively evaluated commercial real estate portfolio decreased from 1.35% at March 31, 2012 to 1.25% at June 30, 2012 considering the large charge-offs taken.

Response:

We did not re-appraise all impaired commercial real estate loans during the quarter ended June 30, 2012.  The analysis requested for each impaired loan is being submitted confidentially under separate cover.
The $3.0 million of charge-offs on commercial real estate loans were substantially all due to write-downs on loans in a specific industry sector.  The Company has identified all but one loan in this sector as impaired loans and all but one has been restructured at least once in the past and has been identified as troubled debt restructurings.  The properties securing all of the loans in the specific industry sector have all been re-appraised within the last nine months and the basis of the write downs.    For the three months ended June 30, 2012, these industry sector loans were written down to their estimated fair value which was the updated appraisal less an estimated liquidation value.  The amount of the charge-off for these loans was $2,964,400.  The decrease in value in these industry sector loans did not significantly impact the Company assessing the fair value of the other impaired loans.  The Company did not feel the decrease in value for this industry sector similarly reflected the value and risk factors in proportion to the other loans in the commercial real estate loan portfolio.

The calculation of the allowance for loan loss on the non-impaired commercial real estate loan portfolio consists of the historical loan loss rate and a qualitative adjustment.  For the allowance for loan loss calculation as of June 30, 2012, charge-offs over an eight quarter period are included in the calculation of our historical loan loss rate.  The commercial real estate loan charge-offs during the three months ended June 30, 2012 are incorporated in our weighted average historical loan loss calculation over an eight quarter period – 5% - June 30, 2012 and March 31, 2012;  10% - December 31, 2011, September 30, 2011; 15% - June 30, 2011 and March 31, 2011; 20% - December 31, 2010 and September 30, 2010.   The Company felt that the charge-offs as noted above in the specific industry sector should not be similarly reflected in the eight quarter historical loan loss rates for the remaining commercial real estate loan portfolio with the charge-offs for the specific industry sector occurring through the six months ended June 30, 2012, therefore, the Company adjusted the effect on the historical loss rates of the specific industry sector charge-offs.  The overall charge-offs over the eight quarter period for the commercial real estate loan portfolio totaled $4.6 million with the industry specific charge-offs totaled $4.4 million and the other commercial loan real estate portfolio totaled only $215 thousand.

For the qualitative adjustment factors, several risk factors are quantified for the three months ended June 30, 2012:  a) Changes in lending policies and procedures, which remained “neutral”; b) changes in international, national, regional and local conditions, which had a “negative” effect; c) changes in the nature and volume of the portfolio and terms of loans, remained “neutral”; d) changes in the experience, depth, and ability of lending management, remained “neutral”; e) changes in the volume and severity of past due loans and similar conditions, which had a “positive” effect; f) changes in the quality of the organization’s loan review system, remained “neutral”; and g) changes in the value of the underlying collateral for collateral dependent loans, had a “negative” effect.  The changes in the value of the underlying collateral had the effect of increasing the qualitative risk factor by 12 basis points, while changes in the volume and severity of past due loans had the effect of decreasing the qualitative risk factor by 16 basis points.  Overall, the qualitative risk factors for commercial real estate loans were reduced to the 1.25% level at June 30, 2012.  Also, for the three months ended June 30, 2012, the balance of the non-impaired commercial real estate loans collectively evaluated for impairment decreased by approximately $13.0 million thereby reducing the allowance for loan loss on the non-impaired commercial real estate portfolio.

The following is our proposed disclosure for future filings: “The charge-offs on commercial real estate loans were due to reduced valuations upon re-appraisals of the underlying collateral for such loans.  The charge-offs during the quarter are included in our risk-weighted historical loss rates based on the nature, type and industry sector of the loan.  The historical loan rates are then incorporated in calculating the general component of our allowance for loan loss by loan category. The calculation of the allowance for loan losses on our loan portfolio consists of the historical loan loss rate and a qualitative adjustment.  Charge-offs during the quarterly and year to date periods are included in our historical loan loss rate.  Charge-offs also have the effect of increasing one of the factors included in the qualitative reserve adjustment rates though other factors may have the effect of decreasing the qualitative reserve adjustment rates.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company also acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also represents that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question, please contact the undersigned at (856) 205-0058 ext 5007.

Very truly yours,

/s/ L. Joseph Stella, III
L. Joseph Stella, III
Executive Vice President and Chief Financial Officer